                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
   Fialkoff          Brett        H.          quiring Statement
   _____________________________________      (Month/Day/Year)         Regent Energy Corporation     Symbol = RGEY
   (Last)           (First)     (Middle)
                                                 10/24/01             5. Relationship of Reporting Persons    6. If Amendment,
   767 3rd Avenue, 16th Floor                                            to Issuer (Check all applicable)        Date of Original
   _____________________________________  3.  I.R.S. Identification                                            (Month/Day/Year)
                (Street)                      Number of Reporing      _X_ Director       __ 10% Owner
                                              Person, if an entity
   New York          New York   10017         (voluntary)             ___ Officer (give  __ Other (specify  7. Individual or Joint/
   _____________________________________                                    title below)         below)        Group Filing (Check
   (City)            (State)     (Zip)                                                                         Applicable Line)
                                                                          _____________________________    _X_ Form filed by One
                                                                                                               Reporting Person
                                                                                                           ___ Form filed by more
                                                                                                               than One Reporting
                                                                                                               Person
                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)
---------------------                    --------------------        ----------------------     -----------------------------

Common Stock, par value $.001                 50,218                          D
 per share ("Common Shares")

Common Shares                                 25,132                          I                 By Great Northern Partners, L.P. (1)

If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                 (Print or Type Responses)

                          Table II - Derivative Securities Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------    (Month/Day/Year)         Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ---------------------      ----------------------                         ect (D) or In    (Instr. 5)
                                       Expira-                     Amount                          Direct (I)
                          Date Exer-   tion                       or Number                        (Instr. 5)
                          cisable      Date           Title       of Shares
                          ---------    -------     -------------  ---------     --------------    --------------    ---------------

6% Convertible Notes      Immediately  4/23/03     Common Shares   36,144           $1.66               I            By Spouse
 due 2003

Warrants                  Immediately  4/23/04     Common Shares    6,000            $.66               I            By Spouse

(1)  Represents 25,132 Common Shares owned by Great Northern Partners, L.P. (the "Partnership"), a limited partnership in which the Reporting Person is the sole general partner and a holder of 2% of the total equity interest in the Partnership.
     In addition, the Reporting Person's wife owns a 48% equity interest in the Partnership and the Reporting Person's two minor children both own a 25% equity interest in the Partnership.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                  /s/ Brett H. Fialkoff          November 5, 2001
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                               -------------------------------      -----------------
                                                                             **Signature of Reporting Person             Date
                                                                                 Brett H. Fialkoff
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.                                                     Page 2

                                                 (Print or Type Responses)